
June 6, 2023

John Marchetti
Chief Financial Officer
Dragonfly Energy Holdings Corp.
1190 Trademark Drive #108
Reno, Nevada 89521

      Re: Dragonfly Energy Holdings Corp.
          Registration Statement on Form S-1
          Filed on June 5, 2023
          File No. 333-272401

Dear John Marchetti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at (202) 551-4985 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing